Exhibit 99.1

BiondVax Pharmaceuticals Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 22, 2016

Notice is hereby given that the annual general meeting of shareholders of BiondVax Pharmaceuticals Ltd. (the "Company"), will be held at the offices of Pearl Cohen Zedek Latzer Baratz, One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel, on September 22, 2016, at 4:00 p.m. Israel time (the telephone number at the address is +972-3-607-3777), or at any adjournments thereof (the "Meeting"), for the following purpose:

1.	To reelect Ms. Michal Marom Brikman as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting;

2.	To elect Dr. Ruth Ben Yakar as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.

3.	To approve the grant of indemnification and exculpation agreement letters to Ms. Michal Marom Brikman and Dr. Ruth Ben Yakar, under the same terms and conditions as granted to each of the Company's officers and directors and in accordance with the Company's compensation policy, subject to their appointment and re-appointment as directors of the Company.

4.	To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for a period ending at the close of the next annual general meeting.

5.	To approve the cancellation of the par value of the Company's ordinary shares, so that the registered capital of the company will be amended from 391,000,000 ordinary shares 0.0000001 par value each to 391,000,000 ordinary shares no par value each, and to amend the Company's articles of association to reflect this cancellation.

6.	To approve a two-for-one reverse share split of the Company's ordinary shares, by consolidating the Company's issued and outstanding share capital, such that every two ordinary shares no par value each shall become one ordinary share no par value each. It is clarified that this reverse share split shall only apply to the issued and outstanding share capital or the Company, and that the registered capital of the Company shall remain 391,000,000 ordinary shares no par value each.

7.	To approve the adoption of the BiondVax Share Option Plan to employees, directors, consultants, service providers and other entities which the Board shall decide their services are considered valuable to the Company, with similar terms to the current Option Plan, and the reservation of an amount of ordinary shares equal to 6% of the issued and outstanding share capital of the Company, on a fully diluted basis.

8.	To approve the extension of the service agreement between the Company and Dr. Ron Babecoff, CEO, Director and President, for an additional seven (7) years under the same terms and conditions.

9.	To approve an amendment to the Company's compensation policy, to include the option that in the event any Chief Executive Officer's Service or Employment Agreement, as the case may be, is unilaterally terminated by the Company during a period of up to 24 months following an event of change of control in the Company, as defined in the proxy statement under "Proposal 9" ("Change of Control"), the residing CEO at that time shall be entitled to receive the following compensation: 1) a cash bonus of up to NIS 5 million; and 2) ordinary shares in an amount up to 4.99% of the issued and outstanding share capital of the Company. All tax costs in connection with the grant of the cash bonus and the equity shall be borne by the Company.

In addition, the shareholders will be requested to consider at the Meeting the Company's audited financial statements for the years ended December 31, 2014 and December 31, 2015.

The approval of each of the Proposals No. 1, 2, 3, 4, 6 and 7 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company's ordinary shares, each 0.0000001 par value (the "Shares") present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 5 requires the affirmative vote of at least 75% of the Shares represented and voting at the general meeting.

The approval of Proposals No. 8 and 9 is subject to the fulfillment of one of the following additional voting requirements:

(i)	The majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal;

(ii)	The total number of Shares held by the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

With respect to Proposal 9, and pursuant to section 267A(c) to the Israeli Companies Law, the board of directors may approve Proposal 9 even if such proposal is voted against at the Meeting, so long as the compensation committee and the board of directors are convened after such Meeting and determine, based on disclosed reasons, that the approval of Proposal 9 is for the benefit of the Company, despite the results of the Meeting.

For this purpose, a "controlling shareholder" is any shareholder that has the ability to direct the Company's activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more person holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the "means of control" of a company.

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"Means of control" is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company.

"Personal interest" personal interest of a person in an action or transaction of a company, including a personal interest of any of the said person's relative and of other company that the said person or relative hold 5% or more of such company's issued shares or voting rights, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals no. 8 and 9, your shares will not be voted for Proposals no. 8 and 9.

The Company currently is unaware of any matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Shares at the close of business on August 25, 2016, (the "Record Date") are entitled to receive notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares of American Depositary Shares, representing forty (40) of our ordinary shares ("ADSs"), be represented. Accordingly, if you do not attend the Meeting in person, you are urged to promptly complete, date and sign a proxy card and to mail it in the envelope provided at your earliest convenience, so that it is received by the Company no later than 4 p.m. on September 20, 2016. A proxy card from the holder of the Company’s American Depositary Shares must be received by The Bank of New York Mellon (“BNY Mellon”) as Depositary no later than 12:00 p.m. EST on September 16, 2016, to be validly included in the tally of votes for the Meeting. Return of your proxy card does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the "Commission") on Form 6-K, and is available to the public on the Commission's website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with the regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (TASE) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder's right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Beneficial owners who hold their Shares through members of the Tel Aviv Stock Exchange (“TASE”) may either (i) vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the Shares, (ii) send such certificate along with a duly executed Hebrew proxy card to the Company at 14 Einstein St., P. O. Box 4143 Ness Ziona 7414002, Israel, Attn: CFO, or (iii) complete the internet voting process via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

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Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement ("Position Statement") to the Company's offices, c/o CFO, at 14 Einstein St., P. O. Box 4143 Ness Ziona 7414002, Israel, upon prior notice and during regular working hours (telephone number: +972-8-930-2529). Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission's website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than September 12, 2016. A shareholder, whose Shares are registered with a TASE member and are not registered on the Company's shareholder's register, is entitled to receive from the TASE member who holds the Shares on the shareholder's behalf, by email, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by one or more shareholders who are present in person or by proxy, and who hold or represents shares holding in the aggregate at least ten (10%) percent of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to September 29, 2016, at the same time and place. At the adjournment Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices during normal business hours and by prior coordination with the CFO of the Company (tel: +972-8-930-2529).

By Order of the Board of Directors,

Prof. Avner Rotman,
Chairman of the Board

Tel Aviv, Israel

August 18, 2016

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Proxy Statement

14 Einstein Street, P. O. Box 4143
Ness Ziona, Israel 7414002

Notice is hereby given that the Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of BiondVax Pharmaceuticals Ltd. (“BiondVax” or the “Company”) will be held at the offices of Pearl Cohen Zedek Latzer Baratz, Legal Counsel to the Company, at One Azrieli Center, Round Tower, 18th Floor, Tel Aviv, Israel (“Legal Counsel's Offices”) on September 22, 2016, at 4 p.m. Israel time.

It is proposed at the Meeting to adopt the following proposals:

1.	To reelect Ms. Michal Marom Brikman as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting;

2.	To elect Dr. Ruth Ben Yakar as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.

3.	To approve the grant of indemnification and exculpation agreement letters to Ms. Michal Marom Brikman and Dr. Ruth Ben Yakar, under the same terms and conditions as granted to each of the Company's officers and directors and in accordance with the Company's compensation policy, subject to their appointment and re-appointment as directors of the Company.

4.	To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for a period ending at the close of the next annual general meeting.

5.	To approve the cancellation of the par value of the Company's ordinary shares, so that the registered capital of the company will be amended from 391,000,000 ordinary shares 0.0000001 par value each to 391,000,000 ordinary shares no par value each, and to amend the Company's articles of association to reflect this cancellation.

6.	To approve a two-for-one reverse share split of the Company's ordinary shares, by consolidating the Company's issued and outstanding share capital, such that every two ordinary shares no par value each shall become one ordinary share no par value each. It is clarified that this reverse share split shall only apply to the issued and outstanding share capital or the Company, and that the registered capital of the Company shall remain 391,000,000 ordinary shares no par value each.

7.	To approve the adoption of the BiondVax Share Option Plan to employees, directors, consultants, service providers and other entities which the Board shall decide their services are considered valuable to the Company, with similar terms to the current Option Plan, and the reservation of an amount of ordinary shares equal to 6% of the issued and outstanding share capital of the Company, on a fully diluted basis.

8.	To approve the extension of the service agreement between the Company and Dr. Ron Babecoff, CEO, Director and President, for an additional seven (7) years under the same terms and conditions.

9.	To approve an amendment to the Company's compensation policy, to include the option that in the event any Chief Executive Officer's Service or Employment Agreement, as the case may be, is unilaterally terminated by the Company during a period of up to 24 months following an event of change of control in the Company, as defined in the proxy statement under "Proposal 9" ("Change of Control"), the residing CEO at that time shall be entitled to receive the following compensation: 1) a cash bonus of up to NIS 5 million; and 2) ordinary shares in an amount equal to 4.99% of the issued and outstanding share capital of the Company. All tax costs in connection with the grant of the cash bonus and the equity shall be borne by the Company.

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In addition, the shareholders will be requested to consider at the Meeting the Company's audited financial statements for the years ended December 31, 2014 and December 31, 2015.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business on August 25, 2016 (hereinafter: the “Record Date”) will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, with 0.0000001 NIS par value each ("Shares"), shall entitle its holder to one vote on each matter properly submitted at the Annual Meeting. Each American Depositary Share (“ADS”) representing forty (40) such ordinary shares shall entitle the holder of the ADS to forty (40) votes on each matter properly submitted at the Annual Meeting.

A shareholder, whose Shares are registered with a Tel Aviv Stock Exchange (“TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Proxy Statement and the Hebrew version of the proxy card ("Hebrew Proxy Card"), and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting in accordance with the Companies’ Regulations (Proof of Ownership of A Share for the Purpose of Voting at the General Meeting), 5760-2000. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Attendance in person at the Annual Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only. To gain admission to the Annual Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with the Company’s Articles of Association.

Voting Instruments, Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. In accordance with Section 182(b) of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”) anyone holding shares of the Company at the end of the trading day on the Record Date shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”) which shall be in writing and signed by the appointing party or their authorized attorney, and if the appointing party is a corporation the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The Proxy Letter, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting, subject to the presentation of proof of share ownership. A Proxy Letter held by a participant at the meeting which dated more than 12 months from the signature date shall be rendered invalid.

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This Proxy Statement also serves as a Notice to the Shareholders pursuant to the Companies Regulations (Notice and Announcement of General Meeting and Class Meeting in Public Company and the Addition of a Matter to the Agenda), 5760-2000 (the “Notice Regulations”). With respect to the matters on the agenda of the Meeting, a shareholder may also vote via the Hebrew proxy card, by completing the second part of the Hebrew proxy card. The sites where one can find the form of the Hebrew proxy card and position statements (if any) as per their meaning under Section 88 of the Companies Law are as follows: on the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il (hereinafter: “Distribution Site”), and on the website of the TASE, at www.maya.tase.co.il. A shareholder may contact the Company directly and receive the form of the Hebrew proxy card and position statements (if any), or at such holders consent, links to the text of the Hebrew proxy card at the Distribution Site. A shareholder whose securities are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member such that the holder can vote at the Meeting and send a Hebrew Proxy Card as required. Voting by Hebrew Proxy Card shall be by checking the applicable boxes on Part Two of the Proxy Statement, as published on the Distribution Site. All Proxy Cards (together with proofs of share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Proxy Card arrives no later than 48 hours prior to the designated time of the Meeting, namely by no later than September 20, 2016, 4 p.m. Israel Time.

A shareholder not registered in the Company’s register, namely a shareholder pursuant to Section 177(1) of the Israeli Companies Law (namely – one to whose credit a share of the Company is recorded at a TASE member, and such share is included in the Company’s share register under the name of the Registration Company) is also entitled to vote via Electronic Hebrew proxy card which will be delivered to the Company via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968 (the “Securities Law”). Voting via Electronic Hebrew Proxy Card will be allowed until six (6) hours prior to the Meeting commencement.

ADS holders should return their BNY Mellon form of Voting Instruction Form for holders of the Company’s ADSs by no later than the date and time set forth on such Voting Instruction Form.

Forms of each of the proxy card and the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs, are enclosed with the Notice of Meeting and the Proxy Statement, and were also furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. Each of these is also filed with the Israeli Securities Authority and TASE and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our articles of association, the quorum required for the Meeting consists of at least one or more shareholders who are present at the Meeting, in person or by proxy or by proxy card or represented by their authorized persons, and who hold in the aggregate ten percent or more of the issued and outstanding share capital of the Company, and such presence at the Meeting will constitute a legal quorum. Abstentions and “broker non-votes”, as well as any abstentions for Shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on September 29, 2016 at 4:00 p.m. (Israel Time) at the Company Offices. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present, in person or by proxy, will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of proposals 1, 2, 3, 4, 6 and 7 to be presented at the Meeting.

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The approval of Proposal No. 5 requires the affirmative vote of at least 75% of the Shares represented and voting at the general meeting.

The approval of Proposals No. 8 and 9 is subject to the fulfillment of one of the following additional voting requirements:

(iii)	The majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal;

(iv)	The total number of Shares held by the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

With respect to Proposal 9, and pursuant to section 267A(c) to the Israeli Companies Law, the board of directors may approve Proposal 9 even if such proposal is voted against at the Meeting, so long as the compensation committee and the board of directors are convened after such Meeting and determine, based on disclosed reasons, that the approval of Proposal 9 is for the benefit of the Company, despite the results of the Meeting.

For this purpose, a "controlling shareholder" is any shareholder that has the ability to direct the Company's activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more person holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the "means of control" of a company.

"Means of control" is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company.

"Personal interest" personal interest of a person in an action or transaction of a company, including a personal interest of any of the said person's relative and of other company that the said person or relative hold 5% or more of such company's issued shares or voting rights, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals no. 8 and 9, your shares will not be voted for Proposals no. 8 and 9.

Under the terms of the Depositary Agreement among the Company and BNY Mellon, which acts as the Depositary, and the holders of the Company’s ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the amount of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. The Company has instructed the Depositary to disseminate a notice of the Meeting and has given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences below. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and an amount of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of ordinary shares of the Company represented by that amount of ADSs, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish a proxy given, (y) substantial opposition exists or (z) the matter materially and adversely affects the rights of holders of Shares.

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All shares or ADSs represented by properly executed Proxy Letters, proxy card, BNY Mellon Voting Instruction Forms, or Electronic Voting instructions, which are received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the rules of the NASDAQ Market, in the absence of such instructions, the shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

Shareholder Proposals

Under Israeli law, one or more shareholders holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to the Company’s Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven (7) days of publication of the Company’s notice with respect to its general meeting of shareholders. Accordingly, any shareholder holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of this Meeting by submitting such proposal in writing to the Company by August 25, 2016, at 14 Einstein Street, P.O. Box 4143 Ness Ziona 7414002, Israel, (+972) (8) 930-2529 (telephone); (+972) (8) 930-2531 (facsimile) /the Legal Counsel's Offices, Attn: CFO.

If the shareholder proposal is to nominate a candidate for election to the Board of Directors, the proposing shareholder must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations”), (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the Commission, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory independent director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the proposing shareholder and the nominee.

Position Statements

Under Israeli law shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company at 14 Einstein Street P.O. Box 4143, Ness Ziona 7414002, Israel, (+972) (8) 930-2529 (telephone); (+972) (8) 930-2531 (facsimile). Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than September 12, 2016.

Updates to Meeting Agenda

In accordance with, and subject to the provisions of the Companies Law and the Regulations, the Company may, after the date of publication of this Notice of Annual Meeting and Proxy Statement, make changes to the agenda topics (including adding a topic), and Position Statements regarding matters on the agenda of the Meeting may be published. As such changes are made and/or Position Statements are published, it will be possible to review them in the Company's reports on the Commission’s website at www.sec.gov as well the Distribution Site. A revised Notice of Annual Meeting and Proxy Statement will be issued by the Company as needed in order to reflect any changes in matters on the agenda of the Meeting, and it will be published by the Company on the Commission’s website at www.sec.gov as well as the Distribution Site, by no later than the dates specified in Section 5b in the Notice Regulations.

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Compensation of Executive Officers and Directors

For information on the compensation granted to our five most highly compensated officer holders (as defined in the Companies Law) please see our annual report for the fiscal year ended December 31, 2015, filed on Form 20-F with the Commission on April 27, 2016 (the "Annual Report").

Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this Notice of Annual Meeting and Proxy Statement, the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial shareholders or holders of ADSs. The Notice of Annual Meeting and Proxy Statement along with the proxy card will not be mailed to beneficial shareholders in Israel. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the financial statements, the accompanying auditors’ report, the contents of the Company’s website, or the information that can be accessed through the Company’s website, form part of the proxy solicitation materials.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

This Notice of the Annual General Meeting of Shareholders and Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ and which reports in accordance with Chapter E’3 of the Securities Law. The circulation of this Notice of the Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained, unless stated otherwise in this proxy statement.

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PROPOSAL 1:

APPROVAL OF THE RE- ELECTION OF MS. MICHAL MAROM BRIKMAN AN
INDEPENDENT DIRECTOR TO HOLD OFFICE FOR THREE YEARS UNTIL THE CLOSE
OF THE THIRD ANNUAL GENERAL SHAREHOLDERS MEETING FOLLOWING THE
CLOSE OF THIS MEETING

At the Meeting, shareholders will be asked to re-elect Ms. Michal Marom Brikman as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.

Under our articles of association, our board of directors must consist of at least three and not more than nine directors, including at least two external directors required to be appointed under the Companies Law. Our board of directors currently consists of seven members, including our Chairman of the board of directors. Other than our two external directors, for whom special election requirements apply under the Israeli Companies Law, as detailed below, our directors may be divided into three classes with staggered three-year terms. Class I, Class II and Class III shall each consist of two directors, constituting our entire board of directors (other than the external directors). On February 12, 2015, our annual general shareholders meeting approved the staggering and extension the term of our board members in accordance with the Company’s articles of association and divided the members of our board of directors among the three classes, so that the term of office of only one class of directors will expire in each upcoming annual shareholders meeting. From the date of such annual general meeting during which we divide the members of our board of directors among the three classes, each year the term of office of only one class of directors will expire, commencing with term of office of the Class III directors which will expire one year after such annual general meeting, followed by the term of office of the Class II directors and by the term of office of the Class I directors which will expire two years and three years after such annual general meeting, respectively. Thereafter, at each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of 75% of the voting power of our board of directors and a vote of 75% of the voting power of our shareholders at a general meeting of our shareholders, or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association.

There are currently five directors serving on the Board who are not external directors. All of our directors, except Mr. Jack Rosen, attended 75% of more of the meetings of the Board and its committees on which they served since the previous annual general meeting.

Our Board of Directors contains highly qualified and talented directors, including directors with pharmaceutical experience. At present, a majority of the directors are independent under NASDAQ listing rules, and also qualify as external or unaffiliated directors under the Israeli Companies Law. We continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified members.

Herein below are details on Ms. Michal Marom Brikman, standing for re-election:

Ms. Michal Marom Brikman was appointed as an independent director in the Company on May 20, 2015. Ms. Brikman also serves as a member of the audit committee and compensation committee of the Board. Ms. Brikman is deemed “independent” under NASDAQ’s corporate governance rules as well as under the Rule 10A-3(b)(1) under The Securities Exchange Act of 1934, as amended, utilized for membership on audit committees, as well as defined under the Israeli Companies Law.

Ms. Michal Marom Brikman is a certified public accountant in Israel since 1994. She holds an M.A. degree in business from the Israeli College of Business in Rishon Letziyon, Israel, and a M.S.F from the Baruch College of Business in New York City, NY. Since 2011, Ms. Brikman has been serving as the Chief Financial Officer of Linkury Ltd., an Israeli private company. In addition, Ms. Brikman serves as an external director, as defined under Israeli Companies law, in a number of Israeli public companies, including: Union Bank of Israel Ltd. (TLV:UNON), Ado Group Ltd. (TLV:ADO), Arko Holdings, Ltd. (TLV:ARKO), Spectronix Ltd. (TLV:SPCT), Algomizer Ltd. (TLV:ALMO), Naaman Vardinon Ltd. (TLV:NAMN) and Dan Hotels Ltd. (TLV: DANH).

11

Ms. Michal Marom Brikman has certified to us that she complies with all requirements under the Israeli Companies Law for serving as a director and as an independent director. Such certification will be available for inspection at the Meeting.

The compensation currently paid to Ms. Michal Marom Brikman is equal to the compensation of external directors in the Company, and is composed of an annual payment in the sum of NIS 24,386 (approximately $6,334) plus NIS 1,627 (approximately $423) per each meeting of the Board (or its committees) attended. In the event that Ms. Brikman attends a meeting by phone or a resolution is adopted by a written consent, the fees for such actions are NIS 976 (approximately $254) and NIS 814 (approximately $211), respectively.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting with respect to each of the nominees for re-election as director:

“RESOLVED, to re-elect Ms. Michal Marom Brikman as an independent director of the Company to hold office until the close of the third annual general meeting following this Meeting."

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PROPOSAL 2:

ELECTION OF dr. ruth ben yakar As an independent DIRECTOR TO HOLD OFFICE
FOR THREE YEARS UNTIL THE CLOSE OF THE THIRD ANNUAL
GENERAL SHAREHOLDERS MEETING FOLLOWING THE CLOSE OF THIS MEETING

At the Meeting, shareholders will be asked to elect Dr. Ruth Ben Yakar as an independent director of the Company to hold office under the close of the third annual general meeting following this Meeting, in accordance with the Company's articles of association.

For a general description of the composition of our board of directors, see Proposal 1.

Herein below are the details on Dr. Ruth Ben Yakar standing for election:

Dr. Ruth Ben Yakar, PhD. is currently CEO and member of the Board of Directors at BioSight Ltd., a private biopharmaceutical company focused on research and development of innovative cancer targeted pro-drugs. She has over 20 years of experience in the biomedical field, including 15 years of management in the biotech industry, leading diverse corporate, business, operational, financial, clinical and regulatory activities. Dr. Ben Yakar also serves as a Director at SHL Telemedicine and Cellect Biomed boards of directors. Dr. Ben Yakar formerly served as the CEO of Procognia, a public biotech company, a Director at IATI, the CEO of Thrombotech, where she led a multi-center clinical trial and led the company towards acquisition, the Chief Business Officer of YEDA, the technology transfer company of the Weizmann Institute of Science, and a Vice President in several Biotech companies. Dr. Ben Yakar holds a PhD Cum Laude in molecular cell biology from the Weizmann Institute of Science.

Subject to the election of Dr. Ben Yakar as an independent director of the Company, Dr. Ruth Ben Yakar's compensation will be equal to the compensation of external directors in the Company, currently composed of an annual payment in the sum of NIS 24,386 (approximately $6,334) plus NIS 1,627 (approximately $423) per each meeting of the Board (or its committees) attended. In the event that Dr. Ben Yakar attends a meeting by phone or a resolution is adopted by a written consent, the fees for such actions are NIS 976 (approximately $254) and NIS 814 (approximately $211), respectively.

Dr. Ben Yakar has certified to us that she complies with all requirements under the Israeli Companies Law for serving as a director and as an independent director. Such certification will be available for inspection at the Meeting.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to elect Dr. Ruth Ben Yakar as an independent director of the Company to hold office until the close of the third annual general meeting following this Meeting."

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PROPOSAL 3:

GRANT OF Indemnification AND ExCULPATION aGREEMENT letters TO MS. MICHAL MAROM BRIKMAN AND DR. RUTH BEN YAKAR, UNDER SAME TERMS AND CONDITIONS AS GRANTED TO EACH OFFICER AND DIRECTOR OF THE COMPANY, SUBJECT TO THEIR APPOINTMENT AND RE-APPOINTMENT AS DIRECTORS OF THE COMPANY.

At the Meeting, shareholders will be asked to approve the grant of indemnification and exculpation agreement letters to Ms. Michal Marom Brikman and Dr. Ruth Ben Yakar, subject to their re-election and election as directors in the Company. Our Compensation Committee and Board of Directors approved the grant of the indemnification and exculpation agreement letters on August 11, 2016 and August 18, 2016, respectively.

On March 1, 2015, our general shareholders meeting approved the grant of an indemnification and exculpation agreement under same the terms and conditions for each of our current office holders and directors. The indemnification thereunder is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The proposed indemnification and exculpation agreement letters to Ms. Brikman and Dr. Ben Yakar are under the same terms and conditions for each of our current office holders and directors. For a copy of the proposed indemnification and exculpation agreement please see exhibit 10.18 to the Company's registration statement on form F-1 filed on April 6, 2015.

The grant of indemnification and exculpation agreement letter under the proposed terms and conditions are in accordance with our Articles of Association and in compliance with the Company's compensation policy, as approved in January 2014 and amended on March 1, 2015.

Under the Companies Law, an Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision, and permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Israeli Companies Law. Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty, and may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

The maximum indemnification amount set forth in such agreements is limited to an amount which shall not exceed 25% of our net assets based on our most recently audited or reviewed financial statements prior to actual payment of the indemnification amount. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

The Securities and Exchange Commission has expressed its opinion that indemnification of directors, officers and controlling persons of the Company against liabilities arising under the Securities Act, is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of the action, suit or proceeding) is asserted by the director or officer in connection with securities which may have been registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of indemnification and exculpation agreement letters to Ms. Michal Marom Brikman and Dr. Ruth Ben Yakar, subject to their re-election and election as directors of the Company, respectively, under the same terms and conditions as approved and granted to each officer and director of the Company".

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PROPOSAL 4:

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR A PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors in each annual meeting and until the close of the next annual meeting. Under our current Articles of Association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor's compensation. In addition, the approval by the Company's audit committee of the independent auditor's re-appointment and compensation is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company's audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernst & Young global, independent public accounting firm, be reappointed as the independent auditor of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company's auditors for fiscal year 2015 and have no relationship with the Company or with any affiliate of the Company. Information on fees paid to the Company's independent public accountants may be found in Item 16C. in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young global, independent registered public accounting firm, as the independent auditors of the company for a period ending at the close of the next annual general meeting."

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PROPOSAL 5:

APPROVAL OF THE CANCELLATON OF THE PAR VALUE OF THE COMPANY'S
ORDINARY SHARES AND AMENDMENT OF THE ARTICLES
OF ASSOCIATION TO REFLECT THIS CANCELLATION

The Company's authorized share capital is currently NIS 39.1, consisting of 391,000,000 ordinary shares, NIS 0.0000001 par value each.

The board of directors recommends that the par value of the Company's ordinary shares be cancelled. The board is of the opinion that the cancellation of the par value of the shares shall provide the Company more flexibility in determining the capital structure of the Company, including reverse capital splits, and to ensure the Company maintains sufficient authorized share capital to pursue opportunities in the future without added delay and expenses any necessary, subject to any applicable law. The board of directors also noted that the par value of the ordinary share of the Company does not reflect the Company's price per ordinary share as reflected on TASE and the price per ADS as reflected on the NASDAQ Capital Market.

Section 11 of the Company's Articles of Association refers to the authorized share capital of the Company. It is therefore proposed to amend the Company's Articles of Association to reflect this cancellation of the Company's ordinary share capital.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the cancellation of the par value of the Company's ordinary share so that the authorized share capital of the Company shall be 391,000,000 ordinary share no par value each, and to amend the Company's Articles of Association to reflect such cancellation".

According to the Company's Articles of Association, the affirmative vote of holders of 75% of the shares represented and voting at the general meeting is necessary for approval of this resolution.

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PROPOSAL 6:

APPROVAL OF A REVERSE SHARE SPLIT

The board recommends that at the Meeting the shareholders approve a resolution to effectuate a two-for-one reverse share split of the Company's ordinary shares.

The proposed reverse share split does not intend to affect the ADS – ordinary share ratio, which will remain at 1 ADS to 40 ordinary shares of the Company.

The board of directors approved the proposed reverse share split and is of the opinion that a higher price of the ordinary share will increase the probability the Company will enter certain indexes on TASE, which will result in generating additional investor interest in BiondVax.

The Company cannot assure that the reverse share split will increase the market price for our ordinary shares in proportion to the reduction in the number of old BiondVax Shares outstanding before the reverse share split. The Company cannot assure that it will enter either or any TASE indexes following the reverse share split or that the reverse share split will result in a per share price that will attract brokers and investors who do not trade in lower priced shares.

Effects of the proposed reverse share split:

The reverse share split would have the following effects on the number of shares of ordinary shares outstanding:

●	every two (2) of our ordinary shares prior to the reverse share split owned by a shareholder would be exchanged for one (1) ordinary share; Subject to any increase of the Company's authorizes share capital of the Company the number of our ordinary shares authorized for issuance will be 391,000,000 ordinary shares no par value each.

●	All outstanding options entitling the holders thereof to purchase the Company's ordinary shares will enable such holders to purchase upon exercise of their options, one half (1/2) of the number of our ordinary shares that such holders would have been able to purchase upon exercise of their options immediately preceding the reverse share split at an exercise price equals to twice the exercise price for each ordinary share prior to the reverse share price, resulting in approximately the same aggregate price bring required to be paid therefore upon exercise thereof immediately preceding to the reverse share split.

The reverse share split will be effected simultaneously for all of our ordinary shares and the exchange number will be the same for all of our ordinary shares. The reverse split will affect all of our shareholders and options' holders uniformly and will not affect any shareholder's percentage ownership interests in us, except to the extent that the reverse share split results in any of our shareholders owning a fractional share, as described below. Ordinary shares issued pursuant to the reverse share split will remain fully paid and non-assessable.

No scrip or fractional certificates will be issued in connection with this proposed reverse share split. Shareholders who hold a number of ordinary shares prior to the reverse share split that is not evenly divided by two (2) and who would otherwise receive fractional shares will receive the nearest whole number of shares.

It is proposed that at the Meeting, the following Resolutions be adopted:

"RESOLVED, to consolidate our issued and outstanding share capital, such that every two ordinary shares, no par value each, shall become one ordinary share, no par value, and round any fractional shares to the nearest whole share".

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PROPOSAL 7:

APPROVAL OF THE ADOPTION OF THE BIONDVAX SHARE OPTION PLAN TO
EMPLOYEES, DIRECTORS, CONSULTANTS, SERVICE PROVIDERS AND OTHER
ENTITIES WHICH THE BOARD SHALL DECIDE THEIR SERVICES ARE CONSIDERED
VALUABLE TO THE COMPANY, WITH SIMILAR TERMS TO THE CURRENT OPTION
PLAN, AND THE RESERVATION OF ORDINARY SHARES IN AN AMOUNT EQUAL TO
6% OF THE ISSUED AND OUTSTANDING CAPITAL OF THE COMPANY

Introduction

The Company’s Board of Directors approved and adopted the 2016 BiondVax share option plan to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the company (the "2016 Plan"), subject to the approval of the 2016 Plan by the Company's shareholders.

The Board of Directors and the Audit Committee believe that the adoption of the 2016 Plan is in the best interests of the Company. The purpose of the 2016 Plan is to promote the achievement of both short-term and long-term objectives of the Company by (a) aligning compensation of participants with the interests of Company shareholders, (b) enhancing the interest of participants in the growth and success of the Company, and (c) attracting and retaining participants of outstanding competence.

We maintained our 2005 Israeli Share Option Plan (the "Prior Plan"), which was adopted by our board of directors in July 2005 and expired in July 2015. The 2005 Plan provided for the grant of options to our directors, officers, employees, consultants, advisers and service providers. As of December 31, 2015, an unspecified number of options were reserved for issuance under the 2005 Plan. To date, an aggregate amount of 15,282,503 options to purchase 15,282,503 ordinary shares were granted. Of such outstanding options, options to purchase 5,568,501 ordinary shares were vested as of August 18, 2016 with a weighted average exercise price of NIS 0.76 ($0.20) per share, and will expire 10 years from the date of grant, during the years 2016 – 2025.

The 2016 Plan is designed to replace the Prior Plan. Accordingly, if the 2016 Plan is not approved by the Company’s shareholders, no awards of any kind will be made under the 2016 Plan.

The 2016 Plan is attached to this proxy statement as Appendix A.

We propose to adopt the 2016 Plan, as the new Israeli Share Option Plan under similar terms and conditions. The following is a summary of the main terms and conditions of the proposed 2016 Plan:

We may award options pursuant to Section 102 of the Israeli Income Tax Ordinance, or the Ordinance, and section 3(I) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of our share capital, or to be entitled to 10% of our profits or to appoint a director to our board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by us in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track. The 2016 Plan will be managed by our board of directors or any other committee or person that the board of directors authorizes for this purpose.

Options granted under the 2016 Plan will be subject to applicable vesting schedules and generally expire ten years from the grant date.

Upon the termination of a Participant’s engagement with us for any reason other than death, retirement, disability or due cause, all unvested options allocated shall automatically expire and all vested options allocated will automatically expire 90 days after the termination, unless expired earlier due to their term. If the Participant’s engagement was terminated for cause (as defined in the 2016 Plan), the Participant’s right to exercise any unexercised options, awarded and allocated in favor of such Participant, whether vested or not, will immediately cease and expire as of the date of such termination. If the Participant dies, retires or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

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In the event that options allocated under the 2016 Plan expire or otherwise terminate in accordance with the provisions of the 2016 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2016 Plan.

In the event of (i) the sale of all or substantially all of our assets; (ii) a sale (including an exchange) of all or substantially all of our share capital; or (iii) a merger, consolidation or like transaction of ours with or into another corporation, then, subject to obtaining the applicable approvals of the Israeli tax authorities, the board of directors in its sole discretion, will resolve: (a) if and how any unvested options will be cancelled, replaced or accelerated; (b) if and how any vested options (including options with respect to which the vesting period has been accelerated according to the foregoing), will be exercised, replaced and/or sold by a trustee or us (as the case may be) on the behalf of the respective Israeli Participants; and (c) how any underlying shares issued upon exercise of the options and held by a trustee on behalf any Israeli Participants will be replaced and/or sold by such trustee on behalf of the Israeli Participants.

The 2016 Plan provides that the number of ordinary shares of the Company available for awards under the 2016 Plan will an amount equal to 6% of the issued and outstanding capital of the Company.

The 2016 Plan shall be subject and administered pursuant to any applicable law.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the adoption of the 2016 BiondVax share option plan to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the Company."

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PROPOSAL 8:

TO APPROVE THE EXTENSION OF THE SERVICE AGREEMENT BETWEEN THE
COMPANY AND DR. RON BABECOFF, CEO, DIRECTOR AND PRESIDENT, FOR AN

ADDITIONAL SEVEN (7) YEARS.

In the Meeting, shareholders will be asked to approve the extension and compensation terms of Dr. Ron Babecoff, CEO, director and President under the same terms and conditions as the current Service Agreement. The proposed terms are not in accordance with the Company's compensation policy and were approved by our compensation committee and board of directors, after deliberations and discussions were conducted, and benchmarks were presented. The proposed compensation package includes:

(i)	The extension of the service agreement between the Company and Dr. Babecoff for additional seven (7) years from the date of this Meeting approval, if approved.

(ii)	Other terms and conditions shall be identical to the current terms and condition of the current service agreement with Dr. Babecoff.

For information on management compensation during 2015, including Dr. Babecoff, see Item 6 in the Annual Report.

In considering this proposal, the compensation committee and board of directors noted the following:

●	D. Babecoff is one of the founders of the Company and has contributed to the Company's business development and growth for many years.

●	Dr. Babecoff's significant contribution has been instrumental to the Company's many achievements over the years, including the completion of clinical trials, the collaboration with UNISEC, the grant of eGMP approval for the Company's laboratories and the completion of an initial public offering and listing on NASDAQ Capital Market.

●	The compensation committee and the board of directors are of the opinion that Dr. Babecoff's services should be retain on a long term basis, for the purpose of utilizing Dr. Babecoff's knowledge and skills for future long term development of the Company's product candidate, M-001.

●	This proposal does not include new or amended compensation terms.

Subject to the approval of the shareholders, Dr. Babecoff's amended service agreement shall become effective as of the date of the Meeting and will continue until its termination in accordance with its terms. The agreement will automatically terminate on the date Dr. Babecoff no longer serves as a CEO of the Company.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve extension of the Service Agreement between the Company and Dr. Babecoff, CEO, director and president, for additional seven (7) years under the current terms and conditions”.

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PROPOSAL 9:

AMENDMENT TO THE COMPANY'S COMPENSATION POLICY

In the Meeting, shareholders will be asked to amend the Company's compensation policy, to include the option that in the event any serving Chief Executive Officer's Service or Employment Agreement, as the case may be, is unilaterally terminated by the Company during a period of up to 24 months following an event of change of control in the Company, the residing CEO at that time shall be entitled to receive the following compensation: 1) a cash bonus of up to NIS 5 million ; and 2) ordinary shares in an amount up to 4.99% of the issued and outstanding share capital of the Company (the "Change of Control Compensation Option"). All tax costs in connection with the grant of the cash bonus and the equity shall be borne by the Company.

"Change of Control" for this purpose shall mean any event by which one or more persons holds or controls, by himself or together with the others one half or more of any one of the "means of control" of a company, as defined in the Israeli Companies Law, or holding 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company.

An unofficial translation of the proposed amended compensation is attached to this proxy statement as Appendix B.

The compensation committee and the board of directors approved the proposed amendment of the compensation policy on August 11 and 18, respectively, for the following reasons:

1)	The Change of Control Compensation Option is adopted as an anti-takeover measure against hostile takeovers of the Company. At this date, there are no controlling shareholders in the Company.

2)	The Change of Control Compensation Option will assist the Company in locating, attracting and preserving excellent and experiences managers that will contribute to the business development of the Company and its success.

In considering the maximum amount of the Change of Control Compensation Option, the compensation committee and the board of directors reviewed CEO's compensation in other public companies that operate in the similar business field as BiondVax, with either similar market cap or that are dually listed on two stock exchanges.

If approved, the Company will elect, at its sole discretion, to exercise the Change of Control Compensation Option with respect to any and each CEO (including with respect to Dr. Babecoff) that may serve the Company at such time. In the event the Company elects to exercise the Change of Control Compensation Option, such compensation shall require the approvals of the Company's Compensation Committee, the board or directors and the shareholders meeting, with the required majority as defined by the Israeli Companies Law.

The amendment of the compensation policy requires the approval by the company’s shareholders by a simple majority, provided that (i) such majority includes a majority of the votes cast by the shareholders who are not controlling shareholders and who do not have a personal interest in the proposal, present and voting (abstentions are disregarded) or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the Compensation Policy, constitute two percent or less of the voting power of the company. Such majority determined in accordance with clause (i) or (ii) is hereinafter referred to as the Compensation Majority.

Pursuant to section 267A(c) to the Israeli Companies Law, the board of directors may approve this proposed amendment to the Company's compensation policy even if such proposal is voted against at the Meeting, so long as the compensation committee and the board of directors are convened after such Meeting and determine, based on disclosed reasons, that the approval of the amendment of the compensation policy is for the benefit of the Company, despite the results of the Meeting.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve an amendment to the Company's compensation policy, to include: 1) the grant of a cash bonus of up to NIS 5 million, and 2) equity, up to 4.99% of the issued and outstanding share capital of the Company, to any CEO of the Company, which shall become effective in the event that the CEO's Service Agreement or Employment Agreement are unilaterally terminated by the Company, within the period of 24 months following an event of change of control of the Company. All tax costs in connection with the grant of the cash bonus and the equity shall be borne by the Company.

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OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

Prof. Avner Rotman,
Chairman of the Board

August 18, 2016

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APPENDIX A

2016 BIONDVAX SHARE OPTION PLAN

Israeli Share Option Plan

Biondvax Pharmaceuticals Ltd.

THE 2016 ISRAELI SHARE OPTION PLAN

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This plan, as amended from time to time, shall be known as Biondvax Pharmaceuticals Ltd. 2016 Israeli Share Option Plan (the "ISOP").

1.	PURPOSE OF THE ISOP

The ISOP is intended to provide an incentive to retain, in the employ of the Company and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entities which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the ISOP.

2.	DEFINITIONS

For purposes of the ISOP and related documents, including the Option Agreement, the following definitions shall apply:

2.1	"Affiliate" means any "employing company" within the meaning of Section 102(a) of the Israeli Tax Ordinance (the "Ordinance").

2.2	"Approved 102 Option" means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

2.3	"Board" means the Board of Directors of the Company.

2.4	"Capital Gain Option (CGO)" as defined in Section 5.4 below.

2.5	"Cause" means, (i) conviction of any felony involving moral turpitude or adversely affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Optionee's direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Optionee's fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company.

2.6	"Chairman" means the chairman of the Committee.

2.7	"Committee" means a share option compensation committee appointed by the Board, which shall consist of no fewer than two members of the Board.

2.8	"Company" means Biondvax Pharmaceuticals Ltd., an Israeli public company.

2.9	"Companies Law" means the Israeli Companies Law 5759-1999.

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2.10	"Controlling Shareholder" shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.11	"Date of Grant" means, the date of grant of an Option, as determined by the Board and set forth in the Optionee's Option Agreement.

2.12	"Employee" means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding Controlling Shareholder.

2.13	"Expiration date" means the date upon which an Option shall expire, as set forth in Section 10.2 of the ISOP.

2.14	"Fair Market Value" means as of any date, the value of a Share determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ Global Select Market, or the NASDAQ Global Market of the NASDAQ Capital Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable. Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company's shares are listed on any established stock exchange or a national market system or if the Company's shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company's shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.15	"IPO" means the initial public offering of the Company's shares.

2.16	"ISOP" means this 2016 Israeli Share Option Plan.

2.17	"ITA" means the Israeli Tax Authorities.

2.18	"Law" means the Companies Law of 1999 as now in effect or as hereafter amended, the Ordinance and such other law applicable to the Company or this ISOP.

2.19	"Non-Employee" means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

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2.20	"Ordinary Income Option (OIO)" as defined in Section 5.5 below.

2.21	"Option" means an option to purchase one or more Shares of the Company pursuant to the ISOP.

2.22	"102 Option" means any Option granted to Employees pursuant to Section 102 of the Ordinance.

2.23	"3(i) Option" means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is Non- Employee.

2.24	"Optionee" means a person who receives or holds an Option under the ISOP.

2.25	"Option Agreement" means the share option agreement between the Company and an Optionee that sets out the terms and conditions of an Option.

2.26	"Ordinance" means the 1961 Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.27	"Purchase Price" means the price for each Share subject to an Option.

2.28	"Section 102" means section 102 of the Ordinance as now in effect or as hereafter amended.

2.29	"Share" means the ordinary shares, NIS 0.1 par value each, of the Company.

2.30	"Successor Company" means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

2.31	"Transaction" means (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

2.32	"Trustee" means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.33	"Unapproved 102 Option" means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

2.34	"Vested Option" means any Option, which has already been vested according to the Vesting Dates.

2.35	"Vesting Dates" means, as determined by the Board or by the Committee, the date (whether calendar or milestone based) as of which the Optionee shall be entitled to exercise the Options or part of the Options, as set forth in section 11 of the ISOP.

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3.	ADMINISTRATION OF THE ISOP

3.1	The Board shall have the power to administer the ISOP either directly or upon the recommendation of the Committee, all as provided by applicable law and in the Company's Articles of Association. Notwithstanding the above, the Board shall automatically have residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason.

3.2	The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.3	The Committee shall have the power to recommend to the Board and the Board shall have the full power and authority to: (i) designate participants; (ii) determine the terms and provisions of the respective Option Agreements, including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) make an election as to the type of Approved 102 Option; and (v) designate the type of Options. Notwithstanding the above the Board may delegate to the Committee any of its above authorities to the extent possible under, and subject to the provisions of, the Law.

The Committee shall have full power and authority to :(i) alter any restrictions and conditions of any Options or Shares subject to any Options (ii) interpret the provisions and supervise the administration of the ISOP; (iii) accelerate the right of an Optionee to exercise in whole or in part, any previously granted Option; (iv) determine the Purchase Price of the Option; (v) prescribe, amend and rescind rules and regulations relating to the ISOP; and (vi) make all other determinations deemed necessary or advisable for the administration of the ISOP, including, without limitation, to adjust the terms of the ISOP or any Option Agreement so as to reflect (a) changes in applicable laws and (b) the laws of other jurisdictions within which the Company wishes to grant Options.

3.4	The Committee shall have full power and authority, at all times, to adopt sub-plans, Plan addenda and appendices to the Plan as the Committee deems desirable, to accommodate foreign laws, regulations and practice. The provisions of such sub-plans, Plan addenda and appendices to the Plan may take precedence over other provisions of the Plan, but unless otherwise superseded by the terms of such sub-plans, Plan addenda and appendices to the Plan, the provisions of the Plan shall govern their operation

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3.5	The Board shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the Purchase Price of the original Option so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the ISOP.

3.6	Subject to the Company's Articles of Association and the Law, all decisions and selections made by the Board or the Committee pursuant to the provisions of the ISOP shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Option to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company's Articles of Association, as the same may be in effect from time to time.

3.7	The interpretation and construction by the Committee of any provision of the ISOP or of any Option Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.8	Subject to the Company's Articles of Association and the Company's decision, and to all approvals legally required, including, but not limited to the Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the ISOP unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4.	DESIGNATION OF PARTICIPANTS

4.1	The persons eligible for participation in the ISOP as Optionees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; (ii) Non-Employees may only be granted 3(i) Options; and (iii) Controlling Shareholders may only be granted 3(i) Options.

4.2	The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify the Optionee from participating in, any other grant of Options pursuant to the ISOP or any other option or share plan of the Company or any of its Affiliates.

4.3	Anything in the ISOP to the contrary notwithstanding, all grants of Options to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.	DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

5.1	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

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5.2	The grant of Approved 102 Options shall be made under this ISOP adopted by the Board as described in Section 15 below, and shall be conditioned upon the approval of this ISOP by the ITA.

5.3	Approved 102 Option may either be classified as Capital Gain Option ("CGO") or Ordinary Income Option ("OIO").

5.4	Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGO.

5.5	Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(bXl) shall be referred to herein as OIO.

5.6	The Company's election of the type of Approved 102 Options as CGO or OIO granted to Employees (the "Election"), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under this ISOP and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

5.7	All Approved 102 Options must be held in trust by a Trustee, as described in Section 6 below.

5.8	For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

6. TRUSTEE

6.1	Approved 102 Options which shall be granted under the ISOP and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the "Holding Period"). In the event the requirements for Approved 102 Options are not met, then the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

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6.2	Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee's tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

6.3	With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

6.4	Upon receipt of Approved 102 Option, the Optionee Will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ISOP, or any Approved 102 Option or Share granted to him thereunder.

7.	SHARES RESERVED FOR THE ISOP; RESTRICTION THEREON

7.1	The Company has reserved an amount of ordinary shares equal to 6% of the issued and outstanding capital pf the Company, authorized but unissued Shares, for the purposes of the ISOP and for the purposes of any other share option plans which may be adopted by the Company in the future, subject to adjustment as set forth in Section 9 below. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the ISOP shall cease to be reserved for the purpose of the ISOP, but until termination of the ISOP the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ISOP. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the ISOP or under the Company's other share option plans.

7.2	Each Option granted pursuant to the ISOP, shall be evidenced by a written Option Agreement between the Company and the Optionee, in such form as the Board or the Committee shall from time to time approve. Each Option Agreement shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe.

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8.	PURCHASE PRICE

8.1	The Purchase Price of each Share subject to an Option shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Option Agreement will contain the Purchase Price determined for each Optionee.

8.2	The Purchase Price shall be payable upon the exercise of the Option in a form satisfactory to the Committee, including without limitation, by cash or check. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

8.3	The Purchase Price shall be denominated in the currency as determined by the Committee.

9.	ADJUSTMENTS

Upon the occurrence of any of the following described events, Optionee's rights to purchase  Shares under the ISOP shall be adjusted as hereafter provided:

9.1	In the event of Transaction, the unexercised Options then outstanding under the ISOP shall be assumed or substituted for an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the shareholders of the Company in connection and with respect to the Transaction. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price so as to reflect such action and all other terms and conditions of the Option Agreements shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Committee or the Board, which determination shall be in their sole discretion and final. The Company shall notify the Optionee of the Transaction in such form and method as it deems applicable at least ten (10) days prior to the effective date of such Transaction.

9.2	Notwithstanding the above and subject to any applicable law, the Board or the Committee shall have full power and authority to determine that in certain Option Agreements there shall be a clause instructing that, if in any such Transaction as described in section 9.1 above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Options, the Vesting Dates shall be accelerated so that any unvested Option or any portion thereof shall be immediately vested as of the date which is ten (10) days prior to the effective date of the Transaction.

9.3	For the purposes of section 9.1 above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Committee may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Committee may determine, in its discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company or its parent or subsidiary, such Options will be substituted for any other type of asset or property including cash which is fair under the circumstances.

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9.4	If the Company is voluntarily liquidated or dissolved while unexercised Options remain outstanding under the ISOP, the Company shall immediately notify all unexercised Option holders of such liquidation, and the Option holders shall then have ten (10) days to exercise any unexercised Vested Option held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-days period, all remaining outstanding Options will terminate immediately.

9.5	If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the ISOP or subject to any Options therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided however, that no adjustment shall be made by reason of the distribution of subscription rights (rights, offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the ISOP (as set forth in Section 7 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

9.6	Anything herein to the contrary notwithstanding and subject to Company's Articles of Association and the Law, if all or substantially all of the shares of the Company are to be sold, or in case of a Transaction, all or substantially all of the shares of the Company are to be exchanged for securities of another Company, then each Optionee shall be obliged to sell or exchange, as the case may be, any Shares such Optionee purchased under the ISOP, in accordance with the instructions issued by the Board in connection with the Transaction, whose determination shall be final.

9.7	The Optionee acknowledges that in the event that the Company's shares shall be registered for trading in any public market, Optionee's rights to sell the Shares may be subject to certain limitations (including a lock-up period), as will be requested by the Company or its underwriters, and the Optionee unconditionally agrees and accepts any such limitations.

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10.	TERM AND EXERCISE OF OPTIONS

10.1	Options shall be exercised by the Optionee by giving written notice to the Company and/or to any third party designated by the Company (the "Representative"), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company's or the Representative's principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

10.2	Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Option Agreement; and (ii) the expiration of any extended period in any of the events set forth in section 10.5 below.

10.3	The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5 below, the Optionee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

10.4	Subject to the provisions of section 10.5 below, in the event of termination of Optionee's employment or services, with the Company or any of its Affiliates, all Options granted to such Optionee will immediately expire. A notice of termination of employment or service shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Optionee's Option shall not vest and shall not become exercisable.

10.5	Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Optionee's Option Agreement, an Option may be exercised after the date of termination of Optionee's employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

(i)	termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii)	termination is the result of death or disability of the Optionee, in which event any Vested Option still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination; or -

(iii)	prior to the date of such termination, the Committee shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Optionee shall not have any right in connection to such outstanding Options.

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10.6	To avoid doubt, the Optionees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Option, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Optionee as holder of such Shares in the Company's register of shareholders upon exercise of the Option in accordance with the provisions of the ISOP, but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6 of the ISOP.

10.7	Any form of Option Agreement authorized by the ISOP may contain such other provisions as the Committee may, from time to time, deem advisable.

10.8	With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.	VESTING OF OPTIONS

11.1	Subject to the provisions of the ISOP, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Option Agreement. However, no Option shall be exercisable after the Expiration Date.

11.2	An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Committee may deem appropriate. The vesting provisions of individual Options may vary.

12.	SHARES SUBJECT TO RIGHT OF FIRST REFUSAL

12.1	Notwithstanding anything to the contrary in the Articles of Association of the Company, none of the Optionees shall have a right of first refusal in relation with any sale of Shares in the Company received by it pursuant to the exercise of an Option granted pursuant to this ISOP.

13.	DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company's Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

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14.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

14.1	No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

14.2	As long as the Shares are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

15.	EFFECTIVE DATE AND DURATION OF THE ISOP

The ISOP shall be effective as of the day it was adopted by the Board and shall terminate at the end of ten (10) years from such day of adaption.

The Company shall obtain the approval of the Company's shareholders for the adoption of this ISOP or for any amendment to this ISOP, if shareholders' approval is necessary or desirable to comply with any applicable law including without limitation the US securities law or the securities laws of other jurisdiction applicable to Options granted to Optionees under this ISOP, or if shareholders' approval is required by any authority or by any governmental agencies or national securities exchanges including without limitation the US Securities and Exchange Commission.

16.	AMENDMENTS OR TERMINATION

The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ISOP. No amendment, alteration, suspension or termination of the ISOP shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Termination of the ISOP shall not affect the Committee's ability to exercise the powers granted to it hereunder with respect to Options granted under the ISOP prior to the date of such termination.

17.	GOVERNMENT REGULATIONS

The ISOP, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the ISOP nor the Option Agreement with the Optionee shall impose any obligation on the Company or an Affiliate thereof, to continue any Optionee in its employ or service, and nothing in the ISOP or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

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19.	GOVERNING LAW & JURISDICTION

The ISOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the ISOP.

20.	TAX CONSEQUENCES

20.1	Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

20.2	The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

21.	NON-EXCLUSIVITY OF THE ISOP

The adoption of the ISOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the ISOP, and such arrangements may be either applicable generally or only in specific cases.

For the avoidance of doubt, prior grant of options to Optionees of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

22.	MULTIPLE AGREEMENTS

The terms of each Option may differ from other Options granted under the ISOP at the same time, or at any other time. The Board may also grant more than one Option to a given Optionee during the term of the ISOP, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.

*****

A-14

APPENDIX B

AMENDMENT TO THE COMPANY'S COMPENSATION POLICY

Remuneration Policy for Company Officers

for the Years 2013 - 2016

Table of Contents:

1.	General	B-2
2.	About the company and its business environment	B-2
3.	The Remuneration Committee and determining remuneration policy	B-3
4.	Principles for formulating a remuneration package	B-3
	4.1 Remuneration package composition	B-3
	4.2 Salary, accompanied social benefits	B-4
	4.3 Performance based cash grants	B-5
	4.4 Equity based remuneration	B-6
	4.5 Personal liability protections and reduction of personal risk	B-7
	4.6 Vehicle, telephone and reimbursement of expenses	B-8
	4.7 Advance notice and retirement grant	B-8
5.	Comparative Information	B-11
	5.1 External comparison between the company and other companies	B-11
	5.2 Internal comparison (within the company)	B-12
	5.3 Desirable range of the ratio in determining the remuneration for officers	B-13
6.	Considerations for granting remuneration, which are examined with respect to each of the officers	B-16
7.	The company’s policy with regard to existing agreements	B-16
8.	Validity of the Remuneration Policy	B-17
9.	Miscellaneous	B-17
10.	Appendix A - description of positions occupied in the company	B-18

B-1

Remuneration Plan for officers of

BiondVax Pharmaceuticals Ltd.

(the "Company") for the years 2013-2016

1.	General

The Company believes that its success depends on, among other things, the recruitment and preservation of high-quality human capital. Therefore, the Company sees great importance in keeping its competitive status among employers by preserving high-quality personnel in the Company, and creating appropriate incentives which would help promote its goals.

This remuneration policy regulates the Company’s policy regarding the remuneration for officers in the Company, its components and the considerations by which it was determined. Its purpose is to strengthen the feeling of solidarity among officers with the Company, its needs and operations, and to increase satisfaction and motivation - all that without taking unreasonable short term risks.

This remuneration policy assembles and regulates the remuneration terms officers will be entitled to while in office, including the permanent remuneration, the variable remuneration, performance based grants, entitlement for exemption and indemnification documents, inclusion in the insurance policy and retirement grants.

The remuneration policy was outlined according to the present needs of the Company, and those foreseen by the Company for the near future, while taking into account the following considerations:

1.1.	Promoting the Company’s goals, its work plan and its long term policy;

1.2.	Creating appropriate incentives for the Company’s officers while taking into account, among other things, the Company’s risk management policy;

1.3.	The size of the Company, its profitability, and the nature of its operations;

1.4.	Recruitment and preservation of executives, leading professionals and experts in order to continue the development of the Company’s businesses and its business success.

1.5.	Desirable contribution from officers to achieve the Company's long term goals.

2.	About the company and its business environment

The Company operates and employs officers at its offices located in Rehovot.

The Company is a public company engaged in the field of biomed, a field which is characterized by increased competitiveness and a relatively large number of companies engaged in it, including large international companies.

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3.	The Remuneration Committee and determining remuneration policy

3.1.	Serving on the Remuneration Committee:

(1)	Irit ben Ami, External Director, Committee Chair.

(2)	Liora Katzenstein, External Director.

(3)	Michal Marom Brikman, Independent Director.

The remuneration policy was formulated by the Company’s Remuneration Committee as part of its deliberations on July 30th, 2016. The Company's Board of Directors discussed the recommendations of the Remuneration Committee on August 6th, 2013. The remuneration policy was approved by the Remuneration Committee and the Company Board of Directors on December 3rd, 2013. The shareholders meeting approved the remuneration policy on January 16th, 2014. The Remuneration Committee and the Company's Board of Directors approved an update to the remuneration policy on August 11, 2016, and August 18, 2016, respectively, which is now brought before the general meeting for its approval.

During the deliberations of the Remuneration Committee and the Company's Board of Directors meeting, the members were presented with internal and external comparative data, which are detailed below.

4.	Principles for formulating a remuneration package

Detailed below are the Company's guiding principles regarding all the components of the remuneration package offered to Company officers:

4.1.	Remuneration package composition:

The composition of the offered remuneration package for the Company officers will include all or part of the following components:

a.	Salary, including accompanied social benefits (hereinafter: the “Permanent Salary”);

b.	Performance based cash grants;

c.	Equity based remuneration;

d.	Personal liability protections and reduction of personal risk;

e.	Vehicle, telephone and reimbursement of expenses;

f.	Advance notice and retirement grants;

When a remuneration package for an officer is approved, the Remuneration Committee and the Company's Board of Directors will examine each of these criteria and the total cost of employment against the standards set in this plan.

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4.2.	Salary, accompanied social benefits

(a)	The salary in the Company is determined with respect to accepted parameters of the market in which the Company is engaged, with respect to other companies with similar size and development stage, and with respect to the salary of other employees of the company and of its officers.

(b)	This salary will be paid in cash every month as a wage or in exchange for services provided, according to the nature of the connection with the officer, and will be updated from time to time according to the remuneration policy.

(c)	The salary will be determined according to the time invested for performing the officer’s function in the Company.

(d)	The salary will be determined during a negotiation process at the beginning of the officer’s employment in the Company. The negotiation will be conducted by the officer's direct supervisor, and in the case of the Company’s CEO, it will be conducted by a team comprised of two board members, one of whom is the Chairman of the Board. The salary is determined from a range, which is defined and approved in advance, according to the provisions set in this remuneration plan.

Officers, subject to the remuneration policy, have a senior management role, as defined in the Hours of Work and Rest Law, 5711-1951 (hereinafter: “Hours of Work and Rest Law”) and hold a position of trust. Therefore, the Hours of Work and Rest Law will not apply to an officer regarding remuneration for overtime or during the weekly time of rest.

(e)	Accompanied social benefits

To the extent that the Company is the officer’s employer, the Company will include the following components as part of the remuneration package offered to officers:

(1)	The Company will bear the cost which equals to 13.33% of the salary for the managers insurance and for a compensation fund to be chosen by the officer, and a sum which equals 0.25% of his salary for incapacity to work insurance;

(2)	The Company will set aside, every month, a sum which equals to 7.5% of the officer’s salary for a study fund and will deduct an additional 2.5% from his salary for that purpose.

(3)	Vacation days: as a rule, senior Company officers are entitled to 18 annual vacation days.

(4)	Officers will be entitled for sick days and for Convalescence Allowance according to the law.

With regard to an officer whose engagement agreement with the Company does not establish employee-employer relations, the Company will be authorized to pay a supplement to his salary despite the mentioned expenses, up to the maximum cost to the employer, which includes the social benefits detailed above.

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4.3.	Performance based cash grants

In addition to the permanent salary, the remuneration package may include cash remuneration for meeting measurable goals while evaluating the officers' performances from a long-term perspective. This remuneration component is designed to remunerate the officers for personal accomplishments, which reflect their contribution to the achievement of the Company’s goals. The grant will be given to the officer provided that there is an increase in the Company’s revenue (i.e. raising funds, bonus, advance payment etc.).

(a)	Measurable performance based grants

When the officer’s remuneration conditions are approved, the Remuneration Committee and the Company's Board of Directors are authorized to define measurable goals, as follows: a technological breakthrough (beginning of phase 3 trials by the Company or through a third party) and/or a marketing breakthrough (signing a cooperation agreement for marketing the Company’s products, which its economic value exceeds 10 million dollars cumulatively over the period of the agreement); merging the Company and/or selling a substantial part of the Company (selling over 25% of the Company’s operation and/or transferring the control of the Company and/or allotting its shares, which will constitute the Company's controlling block) according to the Company's value, which exceeds 10 million US dollars; and/or signing a substantial agreement with the Company1 and/or raising funds of at least 7 million US dollars in the United States, and these will be determined from a long-term perspective of the Company's goals. This grant will be derived from the size of the transaction regardless of the permanent salary.

In any event, the total annual budget for officers’ grants will be determined according to a calculation of the total maximum grants of all of the Company officers up to a maximum of 2% of the sale of its assets, or of the substantial agreement’s worth or of the issuance's value, and up to a maximum of NIS 50 million for each of the officers2.

Before the performance based grant payment will take place in practice, it will be brought before the Remuneration Committee to be examined based on the data presented by the Company's management.

The officer will return to the Company the performance based grant which he received, if decided that this component was paid to him based on data which was mistaken and/or newly presented in the company's financial reports.

[1]	An agreement (or series of agreements) whose worth to the Company exceeds 10 million US dollars (that is the actual value which the Company would gain).
[2]	For example, under the circumstances in which the officer will be paid a bonus which amounts to 2% of the sale of its assets (the maximum sum as described above) the agreement or the series of agreements will amount to NIS 2,500,000,000.

B-5

(b)	Annual grant (under discretion):

The Remuneration Committee and the Company's Board of Directors have the authority to grant an officer an annual grant, which amounts to up to two monthly salaries.

A prerequisite for distributing an annual grant in the Company for its operations during a specific calendar year is the Company’s achievement of predetermined milestones or any other decision made by the Company's Board of Directors that year. In addition, part of the annual grant for meeting the Company's revenue target, for the year subject of the grant.

4.4.	Equity based remuneration

Securities remuneration at adequate maturity conditions and exercising price supports the harnessing of the officer to the Company's success, in the absence of an immediate cash flow cost to the Company.

The Company will maintain a securities remuneration plan according to article 102 or article 3 (i) of the income tax ordinance and/or other taxation provisions which apply to the company and/or its employees according to the territory in which they operate.

Officers, including external directors, will be granted with option grant letters ("Grant Letters") according to the option plan adopted by the Company, and these will be deposited with a trustee according to the requirements of the law.

Each of the options granted under the Grant Letters, granted by the Company will be exercisable to one ordinary share of the Company, in exchange for paying a price, which equals to no less than 130% of the average closing rate of the Company's shares on the stock exchange at the end of 30 trading days that preceded the Company's Board of Directors’ decision regarding the granting of Grant Letters.

The total value of all Grant Letters granted to an officer, at the time in which they will be granted, will not exceed the amount specified for each function at article 5.3(a) below and up to a maximum sum of NIS 5 million (for each of the officers).

The warrant documents granted by the Company will mature according to the Company’s option plans. However, the Remuneration Committee is authorized to decide that in addition to these maturity provisions, the Grant Letters will be exercisable only if certain goals which will be determined by the Remuneration Committee and the Company's Board of Directors prior to their granting, will be met.

In addition, the Company's Board of Directors is authorized to decide on a reduction of the equity based remuneration, if it finds that there are financial considerations at the Company level, or specific considerations relating to the officer, which justify the mentioned reduction.

B-6

The Grant Letters maturity period will be no less than 3 years, until the full maturity of the Grant Letters. In addition, the maturity period will not be accelerated due to unusual events in the Company, excluding a change of control. It is hereby made clear that under the circumstances of a change of control in the Company, the Grant Letters will mature automatically.

The Grant Letters expiry date will not exceed 10 years from the date of the grant, and will not be shorter than 5 years after their maturity.

The officer will return to the Company the equity based remuneration he received, if it was decided that it was granted to him based on data which was mistaken and/or newly presented in the Company's financial reports.

In addition, subject to the provisions of any law, the Company will be authorized to grant members of the Company's Board of Directors, including the Company's external directors, between 80,000 to 500,000 options which will mature over a period of 3 years and at an exercise price which equals to 130% of the average closing rate of the Company's shares on the stock exchange at the end of 30 trading days that preceded the Company's Board of Directors’ decision regarding the granting of the Grant Letters.

4.5.	Personal liability protections and reduction of personal risk

Since the Company officers, including directors, CEOs and other senior executives, may be exposed to lawsuits due to actions they performed as part of their duties, with the intention of protecting officers and enabling them to act freely in the interests of the Company and the promotion of its goals, without fear of lawsuits, and out of desire to attract high quality candidates to serve as Company officers, the Company acts according to the provisions of the law and protects the Company officers, for operating as Company officers, by granting indemnification documents and insurance policy coverage.

(a)	Insurance: All the Company officers will be entitled to be included in an officers’ liability insurance policy according to the provisions of the law (Israeli and/or American). The Company will be authorized to enter into an agreement with insurers in order to secure the insurance coverage aforementioned, in exchange for an annual premium (for all the Company officers), which will not exceed NIS 300,000 (considering the required extensions needed for raising funds in the United States).

B-7

(b)	Indemnification documents: company officers will be entitled to indemnification documents as will be customary in the Company from time to time, to the fullest extent permitted by law (Israeli and/or American) and the Company’s articles of association. The extent of the overall indemnification for all the Company officers due to an event, will not exceed 25% (twenty five percent) of the Company’s equity in US dollars at the time of granting the indemnification in practice, in addition to the sums received, if received, from the insurance company as part of the insurance which the Company entered into an agreement to acquire. The Indemnification document will include the required extensions for raising funds in the United States and/or for any research or commercial activity in the United States and Europe.

(c)	Exemption documents: Company officers will be entitled to exemption documents to the fullest extent permitted by law (Israeli and/or American).

4.6.	Vehicle, telephone and reimbursement of expenses

(1)	The Remuneration Committee has the authority to recommend the Company's Board of Directors, and the Company's Board of Directors will authorize the Company to provide a car at the disposal of the officer, and to bear all of its maintaining expenses including licensing expenses, insurance, gas and repairs, and the full tax for this benefit.

(2)	The Remuneration Committee has the authority to recommend the Company's Board of Directors, and the Company's Board of Directors will authorize the Company to provide a cellular phone at the disposal of the officer, and to bear all of the expenses involved in its possession including the full tax for this benefit.

(3)	The Company will return to the officer all reasonable expenses he paid to third parties for the purpose of carrying out his duties according to the Company’s policy in that matter.

(4)	Meals - the officer would be able to choose a payment arrangement for meals during working hours, determined by the Company's regulations concerning all the Company employees.

4.7.	Advance notice and retirement grant

(a)	The Company officer will be entitled to an advance notice period at the end of his employment, which will not exceed the range between two and nine months as determined by the employment agreement between the Company and the officer, and as will be approved by the Company's Board of Directors according to the Remuneration Committee’s recommendation.

B-8

(b)	In any case, the advance notice period will not exceed:

2 months for an officer who worked up to two years in the Company.
3 months for an officer who worked up to three years in the Company.
4 months for an officer who worked up to five years in the Company.
4 months for an officer who worked five years or more in the Company.

The CEO or/and the First Deputy CEO (Vice President) for International Business Development will be entitled to an advance notice period of up to 9 months, regardless of the time they were employed.

(c)	At the request of the Company, during the advance notice period the officer will commit to fulfilling his duties in the company, unless he would be relieved of this commitment by the Company's Board of Directors. For this period, the officer will be entitled to the continuation of all the terms of service and employment as determined with him according to the employment agreement.

(d)	The officer’s terms of service and employment will include a provision by which the Company is authorized to fire the officer without giving him any notice in cases, which deny eligibility for severance pay according to the law, including: (a) Conviction of an offense involving moral turpitude; (b) An officer who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the officer will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from granting severance pay.

(e)	The Company officer will be entitled to a retirement grant at the end of his employment, which will not exceed the range between two and six months as determined by the employment agreement between the Company and the officer, and as will be approved by the Company's Board of Directors according to the Remuneration Committee’s recommendation.

(f)	The maximum amount of the retirement grant will be determined according to the scope detailed below:

3 months for an officer who worked up to five years as the Company’s CEO.
6 months for an officer who worked five years or more as the Company’s CEO.
2 months for an officer who worked up to five years as Deputy CEO in the Company.
3 months for an officer who worked five years or more as Deputy CEO in the Company.

B-9

(g)	A prerequisite for receiving the retirement grant is that the officer will meet the following requirements:

(a)	His employment period in the Company will be of no less than two years.

(b)	During the time of his employment, he significantly contributed the promotion of the Company's businesses.

(c)	Termination of the officer’s employment was not due to any circumstances which justify the denial of severance pay, according to the Remuneration Committee’s discretion.

(h)	The CEO will recommend paying the retirement grant. In the case of a retiring CEO, it will be recommended by the Chairman of the Company's Board of Directors.

(i)	The retirement grant will be paid at the time when the employer-employee relationship ended, and will amount to the sum determined by his employment agreement, and was approved by the Company's Board of Directors according to the Remuneration Committee’s recommendation.

(j)	There will be no increase to the retirement grant or to any other payment around the time of retirement for non-competitiveness on behalf of the officer after his retirement.

(k)	In any case in which the Company will unilaterally terminate the employment of the Company’s CEO within twenty four months of an event of a change in control of the Company, as defined below, the exiting CEO will be entitled to a one time grant which amounts to up to NIS 5 million and grant of ordinary shares of the Company, at a value of up to 4.99% of the issued and outstanding share capital of the Company, on a non-diluted basis, and all subject to the amount and value of the shares as determined by the Company's Board of Directors. In addition, any taxation imposed on the exiting CEO with regard to the one-time payment or to the grant of shares, as aforementioned, shall be borne by the Company.

“Event of control change” - for this purpose it means any event, following which one person or more, holds or controls, together with others or by himself, half of the company’s “means of control”, as defined in the Companies Law, 5759 – 1999, or holds 25% of the voting rights in the company's general assembly, if no one holds more than half of the voting rights in the company.

The payment and the grant of shares, as aforementioned, were established, among other things, from of the Company's desire to protect itself from hostile takeovers, and to preserve experienced CEOs, who are leading in their fields, and who are able to help the Company’s business development and its success.

B-10

5.	Comparative Information

5.1.	External comparison between the Company and other companies

During the course of discussion on grants and remunerations to the Company’s various organs, the Company's management will present the Remuneration Committee with comparative data regarding the permanent salary, the annual grants, the equity based remuneration, and rest of the officers’ service terms which holders of similar positions are entitled to in companies which meet the following requirements, at the time the remuneration policy is drafted:

(a)	Companies which are engaged in the field and have similar characteristics to the Company’s operations.

(b)	Companies whose market value or their level of sales are close to those of the Company.

(c)	Companies which employ manpower of a size similar to that of the Company.

The comparison will be made while taking into account the following factors:

(a)	Size of the remuneration package with respect to the selected reference group.

(b)	Performance level according to economic performance measures which were chosen to fit the nature of the Company's operations.

(c)	The difference between the Company’s relative position, in terms of size and level of development of the remuneration package compared with similar companies according to the aforementioned criteria, and its position in terms of performance measures and stock performance of similar companies according to the aforementioned criteria over a period of at least the recent three years, and the degree of lack of concordance between them.

The determined remuneration policy will befit the aspects in the aforementioned comparisons. In case of an inconsistency, the remuneration policy will be updated and adjusted in terms of its size and its components.

Prior to the aforementioned remuneration policy’s approval, the members of the Remuneration Committee and the members of the Board were presented with comparisons to other companies in the market which the Company is engaged in with a similar size and development stage, as well as with respect to the salary of the rest of the Company employees and officers. The salary ranges for senior officers as detailed in this plan were devised, among other things, while examining the comparative data, as aforementioned.

B-11

5.2.	Internal comparison (within the Company)

During the course of discussion on grants and remunerations of the Company’s various organs, the CFO presented a salary comparison between Company officers and holders of other positions in the Company, including contract workers employed by the Company.

The Company's estimates, regarding the influences of the wage gaps between holders of different positions in the Company on the working relations in the Company, were also presented.

The Remuneration Committee and the Board also examined the ratio between the terms of service and employment, the average and median salary and the average and median employment cost of Company officers and those of the rest of the Company employees, and found it to be appropriate and reasonable given the circumstances.

The table below presents the existing ratio between the maximum terms of service and employment of each of the senior Company officers to the average and median salary of the rest of the Company employees (apart from the officers) as well as the ratio between the terms of service and employment of each of the Company officers to the average and median employment cost of the rest of the Company employees (apart from the officers), and all in terms of annual remuneration:

Officer	Position	The Cost of Salary (Including Bonus) (in thousands of NIS)		Equity Based Remuneration (in thousands of NIS)	Total of the Employment and Service Terms (in thousands of NIS)	Ratio to the Average Salary	Ratio to the Median Salary	Ratio to the Average Employment Cost	Ratio to the Median Employment Cost
Dr. Ron Babecoff	CEO & Director	686	[3]	57	743	5.6	4.4	4.4	3.9
Dr. Tami Ben Yedidya	Chief Technology Officer (Chief Scientist, Rank of Deputy CEO)	468	[4]	89	557	3.3	2.6	3.3	2.9
CPA Uri Ben Or	Chief Financial Officer	174	[5]	17	191	1.1	0.9	1	0.7
Prof. Avner Rotman	Chairman of the Board	72	[6]	57	129	1	0.8	0.8	0.7
Irit Ben - Ami	External Director	41		-	41	0.3	0.2	0.2	0.2
Liora Katzenstein	External Director	38		-	38	0.3	0.2	0.2	0.2

Average Salary of The Rest of the Company Employees (in thousands of NIS)	132
Median Salary of The Rest of the Company Employees (in thousands of NIS)	168

Average Employment Cost of the Rest of the Company Employees (in thousands of NIS)	168
Median Employment Cost of the Rest of the Company Employees (in thousands of NIS)	192

[3]	According to the provision of services agreement with the CEO, the CEO will be entitled to a bonus which amounts to 1.75% of the funds received by the company with regard to a substantial agreement signed as it is defined in footnote 1 and in the conditions of connection with the officer.
[4]	According to the connection agreement with the Chief Technology Officer, she will be entitled to a bonus which amounts to 1.25% of the funds received by the company with regard to a substantial agreement signed as it is defined in footnote 1 and in the conditions of connection with the officer.
[5]	The Chief Financial Officer will be entitled to a salary of NIS 10 thousand, in addition to NIS 2.5 thousand. The company intends to issue a public offering in the United States. After the issuance of the public offering, if carried out, the addition will increase to NIS 15 thousand, and the Chief Financial Officer will be entitled to a payment over several months, which can amount to about NIS 280 thousand, depending on the success of raising capital in the United States.
[6]	According to the assembly of the shareholders dated August 6th, 2012, the Chairman will be entitled to a bonus which amounts to 0.5% of the funds received by the company with regard to a substantial agreement signed as it is defined in footnote 1 and in the conditions of connection with the officer.

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5.3.	Range of the ratio in determining the remuneration for officers

(a)	The table below reflects the range of the ratio, according to the terms of service and employment existing today in the Company, between components of the overall remuneration package in a given year for Company officers:

Rank	Permanent Salary	Accompanied Benefits	Variable Performance Based Remuneration	Variable Equity Based Remuneration
CEO and Director	83%	9%	0%[7]	8%
Chief Technology Officer (Chief Scientist, Rank of Deputy CEO)	74%	10%	0%[8]	16%
Chief Financial Officer[9]	92.5%	0%	0%	8.5%
First Deputy CEO (Vice President) for Business Development	90%	0%	0%[10]	10%
Chairman of the Board	25%	0%	0%[11]	75%
External Director	100%	0%	0%	0%[12]
Other Directors	0%	0%	0%[13]	100%

[7]	see footnote 3 above.
[8]	see footnote 4 above.
[9]	see footnote 5 above.
[10]	The company intends to include in the agreement with First Deputy CEO/ Vice President for Business Development a variable performance based remuneration section which amounts to up to 2% of the funds received by the company with regard to a substantial agreement signed as it is defined in footnote 1 and in the conditions of connection with the officer.
[11]	see footnote 6 above.
[12]	With regard to granting warrants to directors, including external directors, see section 4.4 above. At the time of approval of this plan, the company is unable to assess its part of the total remuneration which will be granted to an external director, given the fact that the remuneration paid to external directors varies according to their presence in the Board meetings and its committees.
[13]	According to the assembly of the shareholders dated August 6th, 2012, each of the directors serving in the company, apart from external directors, will be entitled to a bonus which amounts to 0.5% of the funds received by the company with regard to a signed substantial agreement.

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Below is the optimal composition of the remuneration package and the ratio between the permanent component and the variable component:

	CEO and Director	Chief Technology Officer	Chief Operating Officer	Chief Financial Officer	First Deputy CEO for Business Development\ Vice President	Chairman of the Board	External Director	Other Directors
Permanent Salary	-63-100%	-63-100%	-63-100%		0-100%	0-100%	0-100%	0-100%
Variable Remuneration[14]	0-37%	0-37%	0-37%		0-100%	0-100%	0-100%	0-100%

(b)	The table below reflects the range of the monthly base salary of Company officers (in thousands of NIS):

Rank	Minimum	Maximum
CEO	50	83	[15]
Deputy CEO	14.5	67	[16]
First Deputy CEO / Vice President for International Business Development	38	67	[17]

(c)	The table below reflects the variable equity based remuneration for Company officers (in warrant quantity):

Rank	Minimum	Maximum
CEO	80,000	600,000
Deputy CEO	50,000	600,000
First Deputy CEO / Vice President for International Business Development	80,000	600,000
External Director	80,000	500,000
Other Directors	80,000	500,000

Any deviation from the ranges specified in the table hereinabove, will be brought for approval according to the provisions of any law.

[14]	If a bonus will be granted to officers as detailed in section 4.3 (a) above, the ratio will be changed to the total of the actual grant.
[15]	Based on the median CEO salary as published in 2012 reports of public biomed companies with a similar with a similar market value (the sample as follows: DNA BioMed, Hadasit Bio, D-Pharm, Bonus BioGroup, BioCancell, Collplant).
[16]	Based on 80% of the median CEO salary as published in 2012 reports of public biomed companies (the sample as follows: DNA BioMed, Hadasit Bio, D-Pharm, Bonus BioGroup, BioCancell, Collplant).
[17]	Regarding the First Deputy CEO - an equivalent position exists only in Bonus BioGroup, therefore, the CEO’s salary was taken as the maximum amount

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(d)	The scope of officers’ positions will be no less than 80% (apart from directors). However, given the degree of trust and independence which characterize the positions of senior Company officers, the foregoing salary will apply to every scope of position between 80% and 100%.

1)	Chairman of the Board of Directors

The salary of the Chairman of the Board of Directors will be composed of a permanent salary, a variable performance based salary and an equity based salary.

2)	Directors

External directors will be paid a uniform remuneration according to the Companies Regulations (provisions regarding the remuneration of expenses for external directors), 5760 - 2000, and will not exceed the maximum remuneration permitted according to this plan.

Other directors will not be entitled to a salary, except for cases in which they are employed by the Company in other positions, in addition to being directors, which then their salary will be determined as is customary in the Company for similar positions. Directors will be entitled to a variable performance based salary and to an equity based salary.

3)	CEO

The CEO’s salary will be composed of a permanent salary, a variable performance based remuneration and an equity based remuneration. The performance based component will be based on measurable performances. With regard to the equity based component, the Board of Directors will be able to condition the maturity of the options on meeting the goals determined at time the options within the Grant Letters were granted.

4)	Officers (who are not directors or the CEO)

The salary of officers will be composed of a permanent salary, a variable performance based salary and an equity based salary. The grants will be based on quantitative and qualitative goals. Personal goals will be determined for every officer, and these goals will be derived, among other things, from the Company’s strategic work plan and from the work plan of the division which the officer manages. The goals for receiving the grant to which the officer is entitled to, will be determined by the Remuneration Committee and the Board once every year at the time the annual work plan is approved subject to article 4.3 (a) above.

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6.	Considerations for granting remuneration, which are examined with respect to each of the officers

At the time of the approval of the Company's entering into an employment agreement with an officer, the Company will examine, among other things, the following criteria, with respect to every officer:

6.1.	Education, qualifications, expertise, professional experience, accomplishments.

6.2.	Position, his domains of responsibility, previous salary agreements.

6.3.	The relation between the terms of service and employment to the salary of the rest of the Company's employees, average salary and median salary.

6.4.	Variable terms of service (performance based remuneration and equity based remuneration), and creating an appropriate incentive for fulfilling the company’s goals;

6.5.	Influence of the Company’s business results and the personal contribution of each officer for securing these results.

7.	The company’s policy with regard to existing agreements

It is the Company’s opinion that a change to an officer’s terms of service, including to the remuneration conditions may adversely affect the working relations in the company and the commitment of Company officers.

Therefore, and with regard to the conditions of serving officers included in the agreement which its conditions and components as will be examined, from time to time as part of the trust and fiduciary duties of the Company’s relevant organs, will be found to be reasonable and fair, will not be changed, and the agreement with the officer which was signed prior to the determination of the Company’s remuneration policy will continue to apply.

With regard to granting a grant to an officer according to an agreement which was signed prior to the determination of the Company’s remuneration policy, whose granting is not a matter of discretion according to the terms of the agreement, the Company would see the grant as one whose approval procedure ended, and therefore, there is no need to approve the grant according to the remuneration policy as mentioned.

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Regarding a grant which is subject to discretion, the Company would see the grant as one whose approval procedure is yet to be ended, and therefore, the grant must be approved according to the remuneration policy as mentioned.

An agreement with an officer which will be signed after the adoption of the remuneration policy will be examined from time to time, and will be adjusted to changes, if the remuneration policy will be changed, and the agreement will be also examined from time to time according to the Company's capabilities and needs.

8.	Validity of the Remuneration Policy

The remuneration policy will be valid for three years from the time it was approved by the general meeting. The Company's Board of Directors will hold a discussion every year regarding the remuneration policy, and will examine the remuneration policy from time to time, at its discretion. In cases where there have been significant changes to the circumstances which brought forth the determination of the Company’s remuneration policy, the Company's Board of Directors will act to bring about change. Any change to the remuneration policy made by the Board will require the approval of the Remuneration Committee. In addition, a decision regarding the restart of the remuneration plan, after 3 years, will require the approval of the Remuneration Committee, the Company's Board of Directors, and the approval of the general meeting of the Company's shareholders.

9.	Miscellaneous

9.1.	The Company's Board of Directors will examine the provisions of the remuneration policy and the need for adjusting the remuneration policy according to the considerations detailed in section 1 above, from time to time at its discretion. Any change, including addition or deletion in one of the sections will be approved by the Company’s Remuneration Committee, the Company's Board of Directors and the general meeting of the Company's shareholders according to the requirements of Amendment No. 20 to the Companies Law.

9.2.	The board is authorized to deduct the remuneration conditions mentioned in this remuneration policy at its full and exclusive discretion, if found that the circumstances justify such a deduction.

9.3.	The Remuneration Committee and the Board will be authorized to grant officers grants based on criteria which are not measurable, and which will constitute an insubstantial part of the total remunerations given to the officer while taking into account the officer’s contribution to the Company subject to article 4.3 above.

9.4.	In any change to the service terms which was not brought to the approval of the general meeting (change to the CEO’s terms of service or other exceptions according to the provisions of the law) the extent of the annual change in all the remuneration’s components will not exceed 10% of the salary.

9.5.	Officers’ employment agreements will include provisions aimed at protecting the Company's intellectual property rights as well as confidentiality and non-competitiveness clauses, and their wording will be adjusted according to the relevant officer, and out of respect to his position and importance in the Company.

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Appendix A

Description of positions occupied by Company officers:

a.	Active Chairman of the Board

1.1.	The position's requirements:

The cumulative existence of the following requirements detailed below:

a)	Relevant academic degree

b)	Significant relevant experience. 5 years’ experience of management in the Company’s field of operation, and 5 years’ experience at different levels of management

1.2.	Responsibilities:

The position's responsibilities:

c)	Management of all the Company's operation

d)	Outlining a business strategy

b.	Chief Executive Officer (CEO)

2.1.	The position's requirements:

The cumulative existence of the following requirements detailed below:

a)	Relevant academic degree

b)	Relevant experience in managing business activity in the Company's field of operation

2.2.	Responsibilities:

The position's responsibilities:

Responsible for the overall management of the Company's activities through the members of management and the employees who report to him for the achievement of the Company’s goals, as determined by the Board

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c.	Chief Financial Officer (CFO)

3.1.	The position's requirements:

The cumulative existence of the following requirements detailed below:

a)	Academic degree in accounting or economics

b)	Relevant experience in a managerial position in the field of finance in a public or private company

3.2.	Responsibilities:

The position's responsibilities:

Managing the Company's finance, among other things, reporting and monitoring, as well as managing the Company’s finance team

d.	Chief Technology Officer and Chief Operating Officer (CTO/COO)

4.1	The position's requirements:

The cumulative existence of the following requirements detailed below:

a)	Relevant academic degree

b)	Relevant experience

4.2	Responsibilities:

The position's responsibilities:

Managing the Company’s relevant domain of operation, among other things, managing the development and manufacturing activities

e.	First Deputy CEO / Vice President for International Business Development

5.1.	The position's requirements:

The cumulative existence of the following requirements detailed below:

a)	Relevant academic degree

b)	Relevant experience

c)	Experience in mergers and acquisitions

5.2.	Responsibilities:

The position's responsibilities:

Finding and signing agreements with companies and health organizations. His role is to execute the Company’s strategic plan, namely, selling it or marketing its products

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